Mail Stop 4561

December 5, 2007

Mr. Christopher Lafond
Chief Financial Officer
Gartner, Inc.
56 Top Gallant Road, P.O. Box 10212
Stamford, CT 06902-7700

>   **Re: Gartner, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **File No. 1-14443**

Dear Mr. Lafond:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Obligations and Commitments, page 24

1. We note your disclosure that interest payments under your new credit facilities and term loan have been excluded from your table of contractual commitments. Please tell us and disclose why you have excluded these amounts from the table and guidance relied upon by management in doing so.

Financial Statements

Reconciliation of META Purchase Accounting Liabilities, page 45

2. We note that you have recorded contract termination liabilities in connection with your META acquisition and your reference to EITF 95-3. Please tell us how you determined that these costs were to be recorded as liabilities related to the META acquisition and that such costs should not have been expensed as incurred. Please reference any criteria of EITF 95-3 which you applied in your analysis. Additionally, please tell us why the $2.2 million adjustment above prior estimates was required for contract terminations related to vendor contracts.

Stock-based Compensation

Restricted Stock Units, page 52

3. Please tell us your basis under SFAS 123R for expensing RSUs on an accelerated basis when vesting for these awards is subject to both service requirements and a performance condition.

Form 10-Q

Note 7 – Other Charges and EITF 95-3 Liabilities, page 12

4. Please tell us how you determined that your settlement with Expert Choice, Inc should be considered under the guidance of SFAS 146. Further, please tell us why you recorded the original $1 million accrual in selling, general and administrative expenses which does not appear consistent with how you recorded the remaining $8.5 million of settlement charges.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief